UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

GH Research PLC announces the presentation of data from its GH001-BD-202 clinical trial at the International Society for Bipolar Disorders (“ISBD”) Annual Meeting, which is scheduled to take place from September 17-19, 2025, in Chiba, Japan.

A copy of the poster to be presented by PD Dr. med. Philipp Ritter during Poster Session II is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1
Poster to be presented by PD Dr. med. Philipp Ritter with Title: Results of a Phase 2a Clinical Trial of Inhaled Mebufotenin (GH001) in Patients with Bipolar II Disorder and a Current Major Depressive Episode

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: September 9, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance